                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         AMERICAN REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   029174-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
                           (469) 522-4360 (Facsimile)
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 22, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                           WC
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                  7)       Sole Voting Power          6,218,458
 Number of        --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power        -0-
 ficially         --------------------------------------------------------------
 Owned by         9)       Sole Dispositive Power     6,218,458
Each Report-      --------------------------------------------------------------
ing Person        10)      Shared Dispositive Power   -0-
With
--------------------------------------------------------------------------------
                                                                   6,218,458
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                                                               52.6%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                           CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 029174-10-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                Texas
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                  7)       Sole Voting Power          27,602
 Number of        --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power        -0-
 ficially         --------------------------------------------------------------
 Owned by         9)       Sole Dispositive Power     27,602
Each Report-      --------------------------------------------------------------
ing Person        10)      Shared Dispositive Power   -0-
With
--------------------------------------------------------------------------------
                                                                   27,602
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                                                               0.2%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                           OO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 029174-10-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           Transcontinental Reality Investors, Inc., FEI No. 94-656582

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------
                                                OO
     4)  Source of Funds (See Instructions)

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                  7)       Sole Voting Power          746,972
 Number of        --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power        -0-
 ficially         --------------------------------------------------------------
 Owned by         9)       Sole Dispositive Power     746,972
Each Report-      --------------------------------------------------------------
ing Person        10)      Shared Dispositive Power   -0-
With
--------------------------------------------------------------------------------
                                                                   746,972
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
                                                               6.3%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                           CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D (this "Amendment No. 1") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of American Realty Investors, Inc., a Nevada corporation (the "Company" or the "Issuer" or "ARL"), and amends the original Statement on Schedule 13D (the "Statement") filed by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 029174-10-9.

         This Amendment No. 1 to Schedule 13D is being filed due to an increase by more than one percent (1%) in the percentage ownership by Basic Capital Management, Inc. ("BCM") of Shares during the period from January 2, 2001 through March 29, 2001 in part as a result in a decrease in the number of Shares of the Issuer outstanding from the last reported amount outstanding.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Statement is amended to reflect a change of address for a number of the "Reporting Persons" and their respective directors, officers and affiliates to 1800 Valley View Lane, Suite 300, Dallas, Texas 75234 from 10670
N. Central Expressway, Suite 600, Dallas, Texas 75231, by restating such item as follows:

         (a)-(c) and (f) This Amendment No. 1 is filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), the Gene E. Phillips Children's Trust, a trust formed under the laws of the state of Texas (the "GEP Trust"), and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of BCM, GEP Trust and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of TCI are also executive officers of BCM. Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. The executive officers of ARL are also executive officers of BCM and TCI. BCM also serves as the contractual advisor to ARL and TCI.

         I. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips.

         II. The GEP Trust is a trust formed under the laws of the state of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of the GEP Trust is Donald W. Phillips, brother of Gene E. Phillips.

         Mr. Gene E. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. Gene E. Phillips is a citizen of the United States of America.

         Mr. Donald W. Phillips' business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. Donald
W. Phillips is a citizen of the United States of America.

         III. TCI is a real estate investment company organized and existing under the laws of the state of Nevada. TCI's principal business activity is investment in real estate. The name, business address and capacity with TCI of each of the executive officers or directors of TCI are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1 or 2 who may have previously been referred to as executive officers or directors of BCM or TCI, respectively, in the Statement no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of BCM, GEP Trust or TCI, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

         (e) During the last five years, none of BCM, GEP Trust or TCI, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons, and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past utilized (and my in the future utilize) margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Statement is hereby amended as follows:

(a) According to the latest information available from the Issuer, as of March 22, 2001, the total number of issued and outstanding Shares was 11,830,127 Shares. As of March 22, 2001, after giving effect to the transaction described in (c) below and Item 1 above, the Reporting Persons own and hold directly and beneficially the following Shares:

                                                    No. of Shares                     Approximate
                    Name                            Owned Directly                     % of Class
                    ----                            --------------                    -----------
                     BCM                              6,218,458                          52.6%
                  GEP Trust                              27,602                           0.2%
                     TCI                                746,972                           6.3%
                                                        -------                           ----
                   TOTALS                             6,993,032                          59.1%
                                                      =========                          =====

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of BCM may be deemed to beneficially own the number of Shares owned by BCM described above; each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                                          No. of Shares                 % of
           Name of Director                    Entity                   Beneficially Owned              Class
           ----------------                    ------                   ------------------              -----
Ryan T. Phillips                               BCM and                     6,246,060                    52.8%
                                              GEP Trust
Mickey Ned Phillips                              BCM                       6,218,458                    52.6%
Ted P. Stokely                                   TCI                         746,972                     6.3%
R. Douglas Leonhard                              TCI                         746,972                     6.3%
Martin L. White                                  TCI                         746,972                     6.3%
Edward G. Zampa                                  TCI                         746,972                     6.3%
                                                                             -------                     ----

    Total Units beneficially d                                             6,993,032                    59.1%
    owned by Reporting Persons                                             =========                    =====
    an individuals listed above

         (b) Each of the directors of BCM share voting and dispositive power over the 6,218,458 Shares held by BCM. Each of the directors of TCI have shared voting and dispositive power over the 746,972 Shares held by TCI. The Trustee of the GEP Trust has complete voting and dispository power over the 27,602 Shares held by the GEP Trust.

         (c) During the sixty calendar days ended March 22, 2001, except for the transactions that are described below, the Reporting Persons and their respective executive officers and directors did not engage in any transaction of the Shares or any other equity interests derivative thereof. The following table sets forth the acquisition and disposition transactions in the Shares that have been effectuated during the sixty days ended March 22, 2001:

                                              NO. OF SHARES                PRICE
                                               ACQUIRED OR                  PER
    REPORTING PERSON          DATE              (DISPOSED)                 SHARE          TYPE OF TRANSACTION
          BCM               12/26/00                900                     $13.875      Open Market Purchase
          BCM               12/27/00              5,000                     $13.675      Open Market Purchase
          BCM               12/27/00                900                     $13.6875     Open Market Purchase
          BCM               01/02/01                800                     $13.50       Open Market Purchase
          BCM               01/03/01                800                     $13.50       Open Market Purchase
          BCM               01/08/01                700                     $12.875      Open Market Purchase
          BCM               01/24/01                800                     $13.75       Open Market Purchase
          BCM               01/25/01             24,900                     $14.25       Open Market Purchase
          BCM               02/07/01              8,900                     $13.90       Open Market Purchase
          BCM               02/13/01                100                     $13.50       Open Market Purchase
          BCM               02/15/01                300                     $13.55       Open Market Purchase
          BCM               02/16/01                500                     $13.50       Open Market Purchase
          BCM               02/20/01              4,000                     $13.50       Open Market Purchase
          BCM               02/21/01                500                     $13.45       Open Market Purchase
          BCM               02/22/01                500                     $13.40       Open Market Purchase
          BCM               02/23/01                500                     $13.40       Open Market Purchase
          BCM               02/26/01              2,900                     $13.35       Open Market Purchase
          BCM               02/27/01              3,000                     $12.80       Open Market Purchase
          BCM               02/28/01              2,900                     $12.80       Open Market Purchase
          BCM               03/01/01                400                     $12.60       Open Market Purchase
          BCM               03/02/01                200                     $12.75       Open Market Purchase
          BCM               03/05/01                400                     $12.75       Open Market Purchase
                                                    ---
                TOTAL:                           59,900
                                                 ======

         (d) No person other than the Reporting Persons or their respective Board of Directors or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by BCM, TCI and the GEP Trust.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Statement is hereby amended to read as follows:

         BCM has pledged 161,070 Shares to Foothill Capital, pledged 737,100 Shares to Preferred Bank, and pledged 236,600 Shares to United Pacific Bank pursuant to loan agreements with such lenders.

         BCM has also pledged 1,050,000 Shares to Florida Community Bank as an accommodation pledge in connection with a loan from such bank to American Realty Trust, Inc. ("ART"). BCM has also pledged 54,600 Shares to First Enterprise Bank as an accommodation pledge on behalf of David Morgan for a loan from such bank to David Morgan.

         All 746,972 Shares owned by TCI may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Interfirst Capital Corporation relating to a brokerage account of TCI, which is a stock margin account maintained by TCI with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         All 27,602 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with Morgan Stanley Dean Witter relating to a brokerage account of the GEP Trust, which is a stock margin account maintained by the GEP Trust with such broker pursuant to customary brokerage account arrangements. Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

         Except as set forth in the preceding paragraph, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

         Dated: March 29, 2001.

                                      BASIC CAPITAL MANAGEMENT, INC.



                                      By:    /s/ Karl L. Blaha
                                         ---------------------------------------
                                         Karl L. Blaha, President


                                      TRANSCONTINENTAL REALTY INVESTORS,
                                      INC.


                                      By:    /s/ Karl L. Blaha
                                         ---------------------------------------
                                         Karl L. Blaha, President


                                      GENE E. PHILLIPS CHILDREN'S TRUST



                                      By:    /s/ Donald W. Phillips
                                         ---------------------------------------
                                         Donald W. Phillips, Trustee

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.

   NAME AND CAPACITY WITH                                                       PRESENT BUSINESS IN
       BASIC CAPITAL                                                             WHICH EMPLOYMENT IS
     MANAGEMENT, INC.                      BUSINESS ADDRESS                           CONDUCTED
Ryan T. Phillips,                        1800 Valley View Lane                 President, Signature
Director                                 Suite 300                             Asset Management, Inc.
                                         Dallas, Texas 75234

Mickey Ned Phillips,                     264 Rolling Hills Circle              President, Ned Phillips
Director                                 Gaffney, SC 29340                     Construction Company

Karl L. Blaha, President                 1800 Valley View Lane                 President, Basic Capital
                                         Suite 300                             Management, Inc.
                                         Dallas, Texas 75234

Mark W. Branigan,                        1800 Valley View Lane                 Executive Vice
Executive Vice President                 Suite 300                             President, Basic Capital
and Chief Financial                      Dallas, Texas 75234                   Management, Inc.
Officer

Bruce A. Endendyk,                       1800 Valley View Lane                 Executive Vice
Executive Vice President                 Suite 300                             President, Basic Capital
                                         Dallas, Texas 75234                   Management, Inc.

David W. Starowicz,                      10670 N. Central Expwy.               Executive Vice
Executive Vice President                 Suite 600                             President, Basic Capital
- Acquisition, Sales and                 Dallas, Texas 75231                   Management, Inc.
Construction

Rick Conley, Executive                   1800 Valley View Lane                 Executive Vice
Vice President -                         Suite 300                             President, Basic Capital
Marketing and Promotions                 Dallas, Texas 75234                   Management, Inc.

Robert A. Waldman,                       1800 Valley View Lane                 Senior Vice President,
Senior Vice President,                   Suite 300                             General Counsel and
Secretary and General                    Dallas, Texas 75234                   Secretary, Basic Capital
Counsel                                                                        Management, Inc.

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                     TRANSCONTINENTAL REALTY INVESTORS, INC.

        NAME AND CAPACITY WITH
       TRANSCONTINENTAL REALTY                                                    PRESENT BUSINESS IN WHICH
            INVESTORS, INC.                 BUSINESS ADDRESS                       EMPLOYMENT IS CONDUCTED
Ted P. Stokely, Chairman                 1800 Valley View Lane                  General Manager, Minority
of the Board of Directors                Suite 300                              and Elderly Housing
                                         Dallas, Texas 75234                    Assistance Foundation,
                                                                                Inc.

R. Douglas Leonhard,                     13230 Hunters Lark                     Retired.
Director                                 San Antonio, Texas 78230

Martin L. White, Director                8051 Coach Drive                       Chairman of the Board and
                                         Oakland, California 94605              Chief Executive Officer of
                                                                                Community Based
                                                                                Developers, Inc.

Edward G. Zampa, Director                No. Fifty Osgood Place                 General Partner, Edward G.
                                         Suite 110                              Zampa & Company
                                         San Francisco, California
                                         94133

Karl L. Blaha, President                 1800 Valley View Lane                  President, Basic Capital
                                         Suite 300                              Management, Inc.
                                         Dallas, Texas 75234

Mark W. Branigan,                        1800 Valley View Lane                  Executive Vice President,
Executive Vice President                 Suite 300                              Basic Capital Management,
and Chief Financial                      Dallas, Texas 75234                    Inc.
Officer

Bruce A. Endendyk,                       1800 Valley View Lane                  Executive Vice President,
Executive Vice President                 Suite 300                              Basic Capital Management,
                                         Dallas, Texas 75234                    Inc.

David W. Starowicz,                      1800 Valley View Lane                  Executive Vice President,
Executive Vice President -               Suite 300                              Basic Capital Management,
Acquisitions, Sales and                  Dallas, Texas 75234                    Inc.
Construction

Robert A. Waldman, Senior                1800 Valley View Lane                  Senior Vice President,
Vice President, Secretary                Suite 300                              General Counsel and
and General Counsel                      Dallas, Texas 75234                    Secretary, Basic Capital
                                                                                Management, Inc.

                         PRAGER, METZGER & KROEMER PLLC
                    A PROFESSIONAL LIMITED LIABILITY COMPANY
                        ATTORNEYS, MEDIATORS & COUNSELORS

                   [PRAGER, METZGER & KROEMER PLLC LETTERHEAD]


                                 April 3, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         RE: American Realty Investors, Inc. (Commission File No. 001-15633), CIK 0001102238

Gentlemen:

         On behalf of the Reporting Persons named therein, we are delivering under the EDGAR system for filing Amendment No. 1 to Schedule 13D with respect to securities of American Realty Investors, Inc.

         By copy of this letter, we are delivering a copy of the enclosure to the Issuer at its principal executive office and to the New York Stock Exchange, Inc. If you would like to discuss any matter concerning this filing, please contact the undersigned at 214-740-5030 direct.

                                            Very truly yours,


                                            /s/ Steven C. Metzger

                                            Steven C. Metzger

SCM:ag
Enclosure

cc:      American Realty Investors, Inc.
         1800 Valley View Lane, Suite 300
         Dallas, Texas 75234
         Attn:    Robert A. Waldman, Senior Vice President,
                  General Counsel and Secretary

         New York Stock Exchange, Inc.
         20 Broad Street
         New York, New York 10005